Exhibit 99.1

ZK International Expands its Market to Western China as it Wins a Two Year Procurement Bid to Supply for the Municipal Gas Infrastructure with

Guangyuan Natural Gas Supply Group

WENZHOU, China, March 23, 2021 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, today announced that the Company has been chosen as a key supplier for Guangyuan municipal natural gas supply infrastructure program and entered into a two-year Strategic Procurement Agreement with Guangyuan Natural Gas Supply Group Co., Ltd. (“Guangyuan Gas Group”).

Guangyuan Gas Group started the selecting process by accepting bids and assessing each bid by various criteria such as production quality, manufacturing capacity, delivery period, and financial liquidity. Of all the companies that were invited to participate in the bidding, ZK International made it to the final approved supplier list.

Mr. Jiancong Huang, Chairman of ZK International, commented, “We are pleased to be selected as a key supplier for the municipal natural gas infrastructure program amongst several of our competitors during this bidding process as well as to start a new working relationship with Guangyuan Gas Group. We are excited that this two-year procurement agreement, along with other key pending contracts and agreements will allow us to expand our presence to Western China in Guangyuan city.”

About Guangyuan Natural Gas Supply Group Co., Ltd.

Guangyuan Gas Group, established in 2017, focuses on gas storage, supply and gas infrastructure construction. Guangyuan Gas Group has a consolidated total assets of approximately 831 million yuan and a total gas line of 3,726 km(approximately 2,315 miles). Guangyuan Gas Group delivers natural gas of 210 million m3 on an annual basis.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for direct drinking. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386